

Mail Stop 4631

May 23, 2018

Via E-mail
Mr. Bhaskar Rao
Chief Financial Officer
Tempur Sealy International, Inc.
1000 Tempur Way
Lexington, Kentucky 40511

> **Re:** **Tempur Sealy International, Inc.**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed March 1, 2018**
> **File No. 1-31922**

Dear Mr. Rao:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction